December 3, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division of Corporation Finance, Mail Stop 7105
Attention:  Daniel F. Duchovny, Special Counsel

Re:	Computer Horizons Corp.
Schedule 13E-3
Filed August 26, 2008
File No. 5-10980

Dear Mr. Duchovny:

On behalf of Computer Horizons Corp. (the “Company”), transmitted herewith is Amendment No. 1 to the above-referenced filing (the “Amended Schedule 13E-3”), as well as Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”).  We acknowledge receipt of the comment letter of the Securities and Exchange Commission (the “Commission”), dated September 24, 2008 (the “Commission Letter”) with regard to the above-referenced filing.  We have reviewed the Commission Letter with the Company and the following are its responses to the Commission Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Commission Letter and the comments are reproduced in italicized form below.

In addition to the changes set forth below, the Staff is advised that as a result of a recent settlement with TEKsystems, Inc. (“TEKsystems”) in the third quarter of 2008 (described on page 32 of the Amended Proxy Statement), the Company recorded a $2.7 million dollar reduction in net assets in liquidation. As a result of the reduction in net assets in liquidation the Company has revised its estimate of the appropriate amount of distributions to be made to shareholders, reduced the consideration proposed to be paid to Cashed Out Shareholders from $0.33 per share to $0.30 per share and obtained an updated fairness opinion from Hempstead & Co., Inc. (“Hempstead”). The Company has included disclosure in various places in the Amended Proxy Statement regarding the settlement with TEKsystems, the resulting revision to its estimate of aggregate distributions to shareholders and reduction in the consideration proposed to be paid to Cashed Out Shareholders and the updated fairness opinion received from Hempstead.

Schedule 13E-3

Dividends, page 2

1.
We note that you refer to the Proxy Statement under “Market Information” for information on dividends. However, no such information appears in that section.  Please furnish the information regarding dividends required by Item 1002(d) of Regulation M-A.

The Company has included information on dividends on page 36 of the Amended Proxy Statement in accordance with the Staff’s comment.

Identity and Background of Filing Person, page 3

2.
We note that you refer to the Proxy Statement under “Proposal II—Election of Directors” for information on the business and background of your directors. Please provide the disclosure required by Item 1003(c) of Regulation M-A for your executive officers and provide the disclosure required Item 1003(c)(3) and (4) of Regulation M-A for each director and executive officer.

The Company has provided the disclosure required by Item 1003(c) of Regulation M-A for its executive officers on page 43 and the disclosure required by Item 1003(c)(3) and (4) of Regulation M-A for each director and executive officer on page 43 of the Amended Proxy Statement.

Purpose of the Transaction and Plans or Proposals, page 4

3.	Provide the information required by Item 1006(b) of Regulation M-A in regard to whether the securities acquired in the transaction will be retained, retired, held in treasury or otherwise disposed of.

The Company has disclosed on page 20 of the Amended Proxy Statement that Securities acquired from Cashed Out Shareholders will be retired by the Company.

Exhibits

4.	Please file Exhibits I and II to Hempstead’s opinion.

The Staff is advised that Hempstead’s opinion and Exhibits I and II thereto are included as Annex B to the Amended Proxy Statement and Hempstead’s opinion and report and the exhibits thereto are filed as Exhibit 2 to the Amended Schedule 13e-3.

Preliminary Proxy Statement on Schedule 14A

General

5.	Fill in the blanks in your proxy statement.

The Staff is advised that the Company has filled in certain blanks in the Amended Proxy Statement relating to the Company's website, the meeting date and the record date.

6.
Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. We believe you must potentially present as separate matters the reverse stock split and the forward stock split. Please revise to allow security holders to separately vote on the reverse stock split and the forward split, or explain why, based on our telephone interpretation, separation is not required. If you choose to present your analysis, it should note whether state law and/or the company’s governing instruments require a security holder vote.

The Company has separated the Reverse Stock Split and Forward Stock Split proposals in accordance with the Staff’s comment.

Cover page

7.	Please include the legend from Rule 13e-3(e)(1)(iii) on the cover page. Summary of Terms, page 2.

The Company has included the legend from Rule 13e-3(e)(1)(iii) on the cover page of the Amended Proxy Statement in accordance with the Staff’s comment.

Summary of Terms

8.
Revise your discussion to succinctly focus on the material practical and economic substance of the Reverse/Forward Stock Split and the Right of First Refusal. Refrain to the extent possible from the use of defined terms and legalese. Eliminate unnecessary and duplicative disclosure. Use subheadings to distinguish between the features of the Reverse/Forward Stock Split and Right of First Refusal and group the factors relevant to each matter under such subheading.

As examples:

•
in the second bullet you do not provide your shareholders with an estimate of the date you expect that the Reverse/Forward Stock Split will occur and when the Cashed-Out Shareholders will receive their payment. Consider revising the language in this bullet to provide just this information;

•
in the third bullet consider merely stating that as a result of the reverse stock split, shareholders owing 500 or more shares will own I share for every 500 shares held and shareholders owning less than 500 shares will be cashed out and will receive $0.33 for each share held. Add a cross reference to a discussion of the mechanics of the effective date;

•	in the fourth bullet, consider eliminating all but the last sentence;

•	combine the second bullet on page 1 and fourteenth bullet on page 3; and

•	combine the first and second bullets on page 3.

The Company has revised the Summary of Terms on pages 1 to 3 of the Amended Proxy Statement in accordance with the Staff’s comment.

9.	Add a bullet that provides the number of shares and record holders both before and after the stock splits and state the amount that you expect to spend to cash out fractional shares.

The Company has included a bullet that provides the number of shares and record holders both before and after the stock splits and states the amount that the Company expects to spend to cash out fractional shares on page 3 of the Amended Proxy Statement in accordance with the Staff’s comment. The Staff is advised that this is only an estimate as the exact number of shares to be cashed out will not be known until the Certificates of Amendment are filed.

10.
In the second bullet on page 4 you state that the Reverse/Forward Stock Split is fair to the Company’s shareholders, including the unaffiliated shareholders, “from a financial point of view.” We note similar statements throughout the proxy statement. Please revise your disclosure throughout the proxy statement to consistently state whether the filing person believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders, including those that will be cashed out and those that will retain an interest in the company. Refer to Item 1014(a) of Regulation M-A.

The Company has added disclosure on pages 10 and 11 of the Amended Proxy Statement that the Reverse/Forward Stock Split is fair to the Company’s shareholders, including the unaffiliated shareholders, from a financial point of view in accordance with the Staff’s comment. In addition, the Staff is directed to disclosure under “Special Factors—Fairness of the Reverse/Forward Stock Split—Procedural Fairness Discussion” on page 11, which discusses fairness of the transaction to the Company's unaffiliated shareholders.

11.	In the last bullet on page 4, state when you reasonably expect all legal proceedings to be resolved to allow the final liquidation payment.

The Company reasonably expects that the legal proceedings will be concluded within the next eighteen months, however the expiration of the applicable federal and state statutes of limitations related to tax matters will expire in three to four years. The Company has included disclosure on pages 3 and 34 of the Amended Proxy Statement in accordance with the Staff’s comment.

General Information

What constitutes a quorum? Page 6

12.	State the vote needed to adopt the amendment to the charter to approve the right of first refusal.

The Staff is advised that the Company has eliminated the Right of First Refusal from the matters to be voted upon, and therefore this comment no longer applies.

What is the effect of broker non-votes?, page 6

13.
Specify for each matter the effect that broker non-votes will have. For example, a broker non-vote as to the charter amendment approving the Reverse/Forward Stock Split will have the effect of a no vote, while a broker non-vote will have no effect on the election of directors or ratification of auditors.

The Company has specified on page 26 of the Amended Proxy Statement the effect that broker non-votes will have for each matter in accordance with the Staff’s comment.

Information About the Company

Asset Sales, page 8

14.	Provide the basis for your estimation that the aggregate amount of distributions to shareholders is expected to be between $4.68 and $4.78 per share.

The Company has provided on page 6 of the Amended Proxy Statement the basis for its previous estimate that the aggregate amount of distributions to shareholders was expected to be between $4.68 and $4.78 per share and its revised estimate of aggregate distributions to shareholders of $4.63 to $4.70 per share as a result of the settlement referred to above.

Historical Financial Information, page 13

15.	We note your statement that the valuation of assets requires many estimates and assumption by management. Briefly describe the material estimates and assumptions you have made.

The Company has included the estimates and assumptions by management under “The Company—Historical Financial Information—Accrued Cost of Liquidation” on page 34 of the Amended Proxy Statement.

Special Factors

16.
The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately, following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the proxy statement to include this information in the “Special Factors” section in the beginning of the document. In this respect, please relocate the sections “General Information” and “Information About Computer Horizons Corp.”

The Company has moved the “Special Factors” section to pages 4 to 24 of the Amended Proxy Statement, immediately following “Summary of Terms” in accordance with the Staff’s comment.

Purpose and Reasons for the Reverse/Forward Stock Split, page 14

17.	Please provide a break-down of the $200,000 historical “public company” costs you expect to save following the going private transaction.

The Company has provided a break-down of the $200,000 historical “public company” costs it expects to save following the going private transaction on page 5 of the Amended Proxy Statement in accordance with the Staff’s comment.

Board Deliberations, page 16

18.
Revise this section to provide more complete disclosure of the background of the going private transaction. We note (i) the apparent lack of any activity between June 3 and August 18, 2008, (ii) the apparent conference with outside legal counsel followed by the decision to retain additional legal counsel without an explanation for the subsequent action, (iii) the absence of date when Hempstead was contacted for advice concerning the financial terms of the transaction, and (iv) the absence of any description of the presentation given by Hempstead. As to meetings, disclose the date of each meeting or contact and describe the content of those discussions to give readers a better sense of how this transaction evolved.

The Staff is advised that the Company did not engage additional legal counsel and has revised the disclosure on page 6 of the Amended Proxy Statement accordingly. The presentation of Hempstead’s fairness opinion and analysis to the Board of Directors followed the analysis described in the Amended Proxy Statement under “Special Factors—Fairness Opinion of Financial Advisor”.  The Company has added disclosure on pages 8 and 10 of the Amended Proxy Statement accordingly.

19.
We note your statement that at the June 3, 2008 Board meeting the Board determined that it might be desirable for the company to cease being a reporting company. However, it appears that the conditions that are prompting the going private transactions have existed for over 16 months and that you disclosed that you might both de-list your stock from NASDAQ and go private at the time you sought shareholder approval for the asset sales completed in 2007 We note you de-listed from NASDAQ in March 2007. Revise your discussion to disclose the reasons for engaging in the stock splits and right of first refusal at this time. Refer to Item 1013(c) of Regulation M-A.

The Staff is advised that the Company has had limited staff since completing the sale of its businesses and since that time such staff has initially been focused on various other matters facing the Company, particularly the resolution of litigation with purchasers in the asset sales.  The resolution of one such litigation and the prospect of resolving another have enabled the Company to allocate the staff time and attention needed to consider and address the de-registration process under the Exchange Act.

20.	Identify the “other advisors” management consulted before determining that a reverse stock split was the most feasible alternative and discuss what was addressed with those advisors.

The Staff is advised that this language was in error and the Company has deleted the reference to “other advisors” on page 6 of the Amended Proxy Statement.

21.
We note that the Board reviewed with a representative of Hempstead & Co. its fairness opinion and related analysis concerning the fairness of the consideration to be paid to the Cashed-Out Shareholders. Please note that all materials provided to the Board that are reports, opinions or appraisals materially related to this transaction within the meaning of Item 1015(a) of Regulation M-A should be filed. In addition, you should file as exhibits to the Schedule 13e-3 all materials used to present information to the Board such as board books and slides. See Item 1016(c) of Regulation M-A.

The Company is filing all materials used to present information to the Board in accordance with the Staff’s comment.

Fairness of the Reverse/Forward Stock Split Substantive Fairness Discussion, page 19

22.
We note the reference to Hempstead’s opinion. If any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981), which states that a mere reference to an extract from the financial advisor’s report will not be sufficient. Please revise accordingly.

The Staff is advised that the Company's Board of Directors adopted the analysis presented by Hempstead, and the Company has revised the Amended Proxy Statement on page 11 accordingly.

23.	In the fifth bullet you refer to the net liquidation values disclosed by the company. Please state in this section what the values are.

The Company has revised the disclosure in the fifth bullet point on page 10 of the Amended Proxy Statement to disclose the Company’s estimated net assets in liquidation.

24.	Please explain what about the financial condition and prospects of the company (referenced in the sixth bullet point) support the fairness determination.

The Company has removed the bullet point regarding the financial condition and prospects of the Company because the Company is in liquidation, and therefore this was not a material consideration of the Board.

25.
Explain why you evaluated the fairness of the transaction based on discounted book value per share, and discuss how it was calculated. Expand your discussion to also state whether the consideration being offered to unaffiliated shareholders is fair in relation to net book value. Refer to Instruction 2(iii) to Item 1014 of Regulation MA.

The Company has revised the reference to “discounted book value” on page 10 of the Amended Proxy Statement to refer instead to “discounted net asset value” so that it is consistent with the terms used in the analysis provided by Hempstead, which is described on pages 11 to 22 of the Amended Proxy Statement.  The Company evaluated the fairness of the transaction based on discounted net asset value per share because operations of the Company have ceased and no operations are anticipated in the future. The Company has included disclosure on page 10 of the Amended Proxy Statement accordingly. The net asset value was discounted to determine consideration to be received by the Cashed Out Shareholders for the reasons stated under “Special Factors—Fairness Opinion of Financial Advisor—Discount Range” on pages 17 to 19 of the Amended Proxy Statement. The Company believes that net asset value is substantially the same as net book value and therefore a separate discussion of net book value has not been provided.

Procedural Fairness Discussion, page 20

26.
We note your statement that each executive officer and director will vote all shares held for the proposed Reverse/Forward Stock Split and Right of First Refusal. State the reasons for the intended vote, and whether they have made any recommendations supporting or opposing the transactions. Refer to Item 1012(e) of Regulation M-A.

The Staff is advised that none of the executive officers of the Company owns any shares of Common Stock, and the Company has revised the disclosure on page 11 accordingly. As disclosed in the Amended Proxy Statement, the Board of Directors unanimously recommends a vote in favor of the Reverse Stock Split and the Forward Stock Split.

Fairness Opinion of Financial Advisor, page 20

27.	Please describe the method of selection used to retain Hempstead & Co. Refer to Item 1015(b)(3) of Regulation M-A.

The Board of Directors selected Hempstead on the basis of its experience, the time it would take to complete its work and the cost to the Company of its engagement. The Company has revised the disclosure on page 12 of the Amended Proxy Statement accordingly.

28.
We note your statement that Hempstead will be paid a customary fee. Please state the amount of the fee and describe the material terms of your arrangement with Hempstead. Also, describe any “material relationship” as set forth in Item 1015(b)(4) of Regulation M-A.

The Company has revised its disclosure on page 12 of the Amended Proxy Statement to state the amount of the fee and has described the material terms of its arrangement with Hempstead in accordance with the Staff’s comment. The Staff is advised there is no “material relationship” as set forth in Item 1015(b)(4) of Regulation M-A.

29.	Please tell us how the opinion was rendered “in compliance with Rule 13e-3.”

The Company has removed the statement from Amended Proxy Statement that the opinion was rendered in compliance with Rule 13e-3.

30.
We note your statement that you agreed to provide Hempstead projections for use in its fairness opinion. If you did provide projections, disclose them here or in an appropriate location in the proxy statement, and disclose the material assumptions underlying those projections. If you did not provide projections, please revise the referenced language accordingly.

The Company provided no “projections” to Hempstead, but the Company has revised the disclosure on page 12 of the Amended Proxy Statement to include certain estimates provided to Hempstead on behalf of the Company.

Market-Based Approach, page 23

31.	Explain the meaning and significance of the standard deviations described. Asset-Based Approach-Current Assets, page 24.

The Company has explained the meaning and significance of the standard deviations described on page 15 of the Amended Proxy Statement in accordance with the Staff’s comment.

32.	Explain why there is substantial risk that the tax credit and its amount will be recovered.

The risk that was previously attributed to the tax credit was associated with ongoing litigation between the Company and TEKsystems. As a result of the settlement referred to above, this risk no longer applies to the Company. The Company has revised the disclosure on page 15 of the Amended Proxy Statement accordingly.

Net Asset Value, page 24

33.
We note that Hempstead applied a discount of 20% to 30% to the per share value. Explain why it believed this range was appropriate in regard to the Cashed-Out Shareholders and whether, as to them, it considered the savings that would result from the ceasing of your public reporting obligations in valuing the company.

The Company has added a section entitled “Discount Range” that explains the discount applied by Hempstead in its analysis on pages 17 to 19 of the Amended Proxy Statement. In addition, the Company has added disclosure on page 14 of the Amended Proxy Statement regarding Hempstead’s decision not to take into account costs savings that would result from the ceasing of the Company’s public reporting obligations in its valuation analysis.

Certain Effects of Reverse/Forward Stock Split and Right of First Refusal on the Company’s Shareholders. page 25

34.
Expand your discussion in this section to address, as applicable, the effects of the Right of First Refusal on your shareholders. We note that despite the title of this section the only time you mention the Right of First Refusal is under Board Discretion on page 26 and in the last bullet on page 28. Also address the material features of the Right of First Refusal, including how shareholders will notify you of their intent to sell their shares, how you will decide whether to purchase the shares, including if you have multiple shareholders seeking to sell at the same time, whether the decision to purchase will be made by management or the Board, how you will handle conflicts of interest in regard to making purchase decisions, how you will fund such purchases, whether there is any limit on the amount you may spend to repurchase shares, and what factors the Board will use to determine fair market value if the stock is not quoted on the pink sheets at the time of repurchase.

The Staff is advised that the Company has eliminated the Right of First Refusal from the matters to be voted upon, and therefore this comment no longer applies.

35.
Ensure that you have included a thorough discussion of the material detriments of this transaction to both the cashed-out shareholders and the shareholders retaining an interest. We note the disclosure on page 29 of your Form 10-Q for the quarter ended June 30, 2008 that your shareholders may have to pay to your creditors any distributions that they receive from you if you do not create an adequate contingency reserve to pay all expenses and liabilities, but that the cashed-out shareholders will not have any say in the future management of the company or any management decisions.

The Company has considered the Staff’s comment and notes that the risk referred to above will remain following the Reverse/Forward Stock Split and, consequently, the transaction will not impact the effect of this risk on the Company's shareholders. While Cashed Out Shareholders will not have any say in the future management of the Company following the Reverse Stock Split, the influence of the Cashed Out Shareholders prior to the Reverse/Forward Stock split is minimal. The Company anticipates that it will cash out roughly 70,000 shares, which is equivalent to 0.2% of the shares outstanding. Therefore, it is not likely the Cashed Out Shareholders would have any say in the management of the company going forward in the absence of the Reverse/Forward Stock Split.

Federal Income Tax Consequences, page 28

36.
To the extent there is any difference in the tax consequences between affiliated and unaffiliated shareholders, please describe them and state whether any were a basis for recommending the Reverse/Forward split to investors.

The Staff is advised that there is no difference in the tax consequences between affiliated shareholders and unaffiliated shareholders. The Company has included disclosure on page 23 of the Amended Proxy Statement to state the foregoing.

37.	Expand this section to include a discussion of the tax consequences of the exercise of your right of first refusal.

The Staff is advised that the Company has eliminated the Right of First Refusal from the matters to be voted upon, and therefore this comment no longer applies.

Proposal I—Reverse/Forward Stock Split and related Amendments to the Company’s Certificate of Incorporation

Payment of Fractional Shares, page 31

38.
State the type of documentation that you may require as evidence of stock ownership. If you might choose among several forms of documentation say why and state whether the shareholders may incur any costs as a result of providing such documentation. State how long it will take for them to receive payment after submitting such documentation.

The Company has deleted the phrase “and such evidence of ownership of such shares as the Company may require” on page 37 because the only evidence of stock ownership the transfer agent will require is the original stock certificate. The Company has added disclosure relating to the time within which Cashed Out Shareholders will receive payment for their shares and costs that may be incurred by Cashed Out Shareholders on page 37 of the Amended Proxy Statement.

Proposal III-Election of Directors

Security Ownership of Certain Beneficial Owners, page 40

39.
Ensure that you have provided all of the information required by Item 403 of Regulation S-K, including the beneficial ownership of all directors and named executive officers. Refer to the definition of beneficial ownership in Rule 13d-3 of the Securities Exchange Act of 1934, which includes the right to acquire securities within sixty days through the exercise of an option. We note, for example, that you do not show any beneficial ownership for any director other than Mr. Rosenfeld, or any beneficial ownership for Messrs. Conroy or Delle Donne. However, on page 46 you discuss stock options received by your directors and on page 44 you state that Mr. Conroy and Mr. Delle Donne received options that vested on January 31, 2007.

The Staff is advised that with the exception of Mr. Rosenfeld, none of the directors or executive officers of the Company beneficially own any shares of the Company's Common Stock, including stock options.

40.	Please update you disclosure in regard to Southpaw Asset Management in light of the Schedule 13G/A filed by it August 29, 2008.

The Company has updated its disclosure in regard to Southpaw Asset Management in light of recent filings.

Summary Compensation Table, page 43

41.
Ensure that you have provided all of the information required by Item 402(1) of Regulation S-K. For example, your Summary Compensation Table does not comply with the requirements of subsection (n), you do not provide a table showing outstanding equity awards at fiscal year end as required by subsection (p), and you do not provide a table showing director compensation as required by subsection (r).

The Company has revised its Summary Compensation Table on page 49 and has included a Director Compensation Table on page 52 of the Amended Proxy Statement in accordance with the Staff’s comment. The Staff is advised that there were no outstanding equity awards at fiscal year end in 2007.

Documents Incorporated by Reference, page 51

42.	Specifically incorporate by reference your Form 10-Q for the quarter ended June 30, 2008.

The Company has specifically incorporated by reference its Form 10-Q for the quarter ended September 30, 2008 on page 58 of the Amended Proxy Statement, which was filed with the Commission on November 13, 2008.

Form of Proxy Card

43.	Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

The Company has revised the form of proxy to clearly identify it as being preliminary in accordance with the Staffs comment.

Please direct any questions or comments concerning the Amended Schedule 13E-3, the Amended Proxy Statement or this response to the undersigned at 212-451-2307, Martin Cooper at 212-451-2293 or Robert Koplar at 212-451-2325.

Sincerely,

/s/ Jeffrey S. Spindler

Jeffrey S. Spindler

Exhibit A

COMPUTER HORIZONS CORP.
2001 Route 46 East, Suite 310
Parsippany, New Jersey 07054

December 4, 2008

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division Of Corporation Finance, Mail Stop 7105
Attention:  Daniel F. Duchovny, Special Counsel

Re:	Computer Horizons Corp.
Schedule 13E-3
Filed August 26, 2008
File No. 5-10980

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Securities and Exchange Commission dated September 24, 2008 (the “Commission Letter”) with regard to the above-referenced filing.  Computer Horizons Corp. (the “Company”) acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******

COMPUTER HORIZONS CORP.

By:	/s/ Dennis J. Conroy
Name:	Dennis J. Conroy
Title:	President and Chief Executive Officer